

September 3, 2013

Open Letter to Shareholders of Smithfield Foods, Inc.

Dear Fellow Shareholders:

Starboard Value LP, together with its affiliates ("Starboard"), currently owns securities representing beneficial ownership of approximately 5.7% of Smithfield Foods, Inc. ("Smithfield" or the "Company"). We have been a shareholder of Smithfield since March 2013, several months prior to the announcement on May 29, 2013 that Smithfield and Shuanghui International Holdings Limited ("Shuanghui") entered into a definitive merger agreement (the "Merger Agreement") valuing Smithfield at approximately $7.1 billion, or $34.00 per share (the "Proposed Merger"). On June 17, 2013, we issued a letter to the Board of Directors of Smithfield (the "Board") in which we expressed our views that (i) Smithfield could be worth well in excess of $34.00 per share, (ii) there were numerous interested parties for each of the Company's operating divisions, and (iii) greater value could be realized by way of a piece-by-piece sale of the Company's valuable, yet disparate, operating divisions to interested third parties. Subsequently, on July 12, 2013, we reported the engagement of Moelis & Company and Business Development Asia (BDA) to act as financial advisors to assist Starboard in identifying and connecting any third party strategic or financial buyers for Smithfield's individual business units in an effort for such third parties to structure and deliver a collective, sum-of the-parts transaction proposal to the Company that could qualify as a "superior proposal" under the Merger Agreement with Shuanghui.

The purpose of our letter today is to provide shareholders of Smithfield with an update on our progress to date and to comment on the upcoming special meeting of shareholders, scheduled to be held on September 24, 2013 (the "Special Meeting"), at which shareholders will be asked to vote on the Proposed Merger.

Over the past two months, with the assistance of our financial advisors, we have contacted numerous parties to explore their interest in participating in a buyer group for the purposes of making an alternative proposal to acquire Smithfield. We are pleased to report at this juncture that we have received non-binding written indications of interest from third parties, based on publicly available information, for each of Smithfield's assets, which in the aggregate imply a total value for Smithfield at a price substantially in excess of the $34 cash deal with Shuanghui. Based on these indications of interest, we are currently in the process of working with the indicated buyers to construct an alternative all-cash proposal from a single entity for the acquisition of Smithfield that, we believe, could be deemed by the Board to be reasonably likely to lead to a superior proposal under the terms of the Merger Agreement with Shuanghui. This is the threshold that an alternative bidder must meet in order for the Board to provide the alternative bidder with the due diligence required to finalize a superior proposal and negotiate a definitive agreement.

Although we have come quite a long way in a short period of time, additional time is needed to complete the necessary work to convert the various non-binding indications of interest for pieces of Smithfield into a collective, alternative proposal to acquire all of Smithfield. While we are working hard to cause such a superior transaction proposal to be delivered, we cannot guarantee that we will be successful in doing so.

Fortunately, in our view, the terms of the Merger Agreement with Shuanghui afford the flexibility for the additional time needed to complete this process and deliver a superior transaction proposal without jeopardizing the Proposed Merger. Under the terms of the Merger Agreement, November 29, 2013 is the "outside date" for the consummation of the Proposed Merger with Shuanghui, which is more than two months from the date of the Special Meeting, scheduled to be held on September 24, 2013. The date of the Special Meeting is of critical importance since under the Merger Agreement the Board is only permitted to consider alternative acquisition proposals that are received prior to shareholder approval of the Proposed Merger at the Special Meeting.

As a result of the foregoing, at this time we believe that our best course of action is to vote our shares 'against' the Proposed Merger. Based on the mechanics of the Merger Agreement, we do not believe that votes against the Proposed Merger at this time will impair or prevent the eventual approval and consummation of the Proposed Merger with Shuanghui if it ultimately proves to be the best deal available to shareholders. Apart from circumstances involving a breach by Smithfield of certain covenants or obligations under the Merger Agreement, Shuanghui is only permitted to unilaterally terminate the Merger Agreement if the Proposed Merger has not been completed by the November 29, 2013 "outside date" or if the Special Meeting has concluded without shareholders having approved the Proposed Merger. Importantly, under the Merger Agreement, Smithfield has the ability to unilaterally postpone or adjourn the Special Meeting "to allow reasonable additional time to solicit additional proxies" if Smithfield has not received sufficient votes to approve the Proposed Merger. Otherwise, Smithfield is obligated to proceed to hold the Special Meeting, as scheduled.

Therefore, in our view, by voting 'against' the Proposed Merger at the Special Meeting on September 24, 2013 we are voting in furtherance of trying to compel Smithfield to postpone or adjourn the Special Meeting for a period of time to allow it to continue soliciting votes in favor of the Proposed Merger. To be clear, this course of action would not give Shuanghui the ability to terminate the Merger Agreement since such right would only arise upon the conclusion of the Special Meeting without the Proposed Merger having received shareholder approval. By our voting in such a manner to trigger a postponement or adjournment of the Special Meeting, we are seeking additional time, if needed, to submit an alternative proposal to the Board at a substantially higher value than the Proposed Merger. Remember, if shareholders vote to approve the Proposed Merger at the Special Meeting on its scheduled date of September 24, 2013, and a superior alternative transaction proposal has not been submitted to the Company before such time, the Board will no longer have a 'fiduciary out' and will no longer be able to consider any alternative proposals. Therefore, we intend to vote 'against' the Proposed Merger at this time, in order to leave open the possibility that all shareholders may receive higher consideration under an alternative transaction while still preserving our ability to vote 'for' the Proposed Merger, at a later time, should we for some reason not be able to ultimately deliver an alternative transaction proposal.

To be clear, we are working with interested third parties to submit an alternative proposal, as expeditiously as possible, that we believe the Board should determine is reasonably likely to result in a superior proposal, thereby allowing for time to complete due diligence. Our ultimate objective is for a third party to deliver a binding definitive agreement in a form substantially similar to the existing Merger Agreement prior to the November 29, 2013 outside date. It is quite possible that an alternative proposal could be submitted prior to the currently scheduled Special Meeting to be held on September 24, 2013. However, we think it is crucial to recognize that the mechanics of the Proposed Merger give shareholders the ability to compel a temporary delay to the Special Meeting and that a vote 'against' the Proposed Merger at this juncture would not, in and of itself, create material risk to the eventual consummation of the transaction with Shuanghui should it ultimately prove to be the best deal on the table. The Board, however, cannot take these steps to adjourn or postpone the Special Meeting on its own. The Company has an obligation under the Merger Agreement to call, convene and hold the Special Meeting unless it needs additional time to solicit additional proxies in order to obtain shareholder approval. Despite what Smithfield may say in the coming weeks in order to scare shareholders into voting to approve the Proposed Merger at the Special Meeting, we fully expect Smithfield to postpone or adjourn the Special Meeting immediately prior to the scheduled September 24, 2013 date if it does not have the votes to approve it, since failure to do so would give Shuanghui the ability to unilaterally terminate the Merger Agreement.

As we have stated all along, Starboard is generally supportive of a sale of Smithfield. However, as disclosed in the background section of the merger proxy, we believe the Board failed to run a full and fair process to sell the Company, in whole or in part, to ensure that shareholders realized the highest possible price. It is our belief that the Proposed Merger undervalues Smithfield and that with more time an alternative proposal to the Board at a superior price for shareholders could be available. Based on the mechanics described above, it is our current intention to vote 'against' the Proposed Merger at this time. Should a superior third party acquisition proposal fail to materialize, we fully intend to revise our voting intentions with regard to the Proposed Merger and change our vote to be in favor of the Proposed Merger at such time.

Given the mechanics of the Merger Agreement and the fact that we have already received written indications of interest for each of Smithfield's assets, which in the aggregate imply a total value for Smithfield at a price substantially in excess of the $34 cash deal with Shuanghui, we strongly believe that voting 'against' the Proposed Merger is our best course of action at this juncture.

We are working diligently to ensure that all shareholders of Smithfield receive full and fair value for their investment and will provide further updates as our work to produce an alternative proposal progresses.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

About Starboard Value:

Starboard Value LP is a New York-based investment adviser with a focused and differentiated fundamental approach to investing in publicly traded U.S. companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

Investor Contacts:

Gavin Molinelli, (212) 201-4828
Cristiano Amoruso, (212) 845-7947
www.starboardvalue.com